Exhibit 99.1

Borqs Technologies Announces Reverse Stock Split

SANTA CLARA, Calif., Oct. 06, 2023 (GLOBE NEWSWIRE) -- Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of 5G wireless and Internet of Things (IoT) solutions, today announced that its board of directors has approved a 1-for-12 reverse split of the Company’s ordinary shares. The reverse stock split is anticipated to take effect on October 10, 2023 (the “Effective Date”).

Accordingly, at the Effective Date, every twelve of the Company’s ordinary shares issued and outstanding will be automatically converted into one ordinary share of the Company. The Company’s ordinary shares are expected to begin trading on the Nasdaq Capital Market on a post-split basis beginning on the Effective Date, under a new CUSIP number: G1466B145.

Continental Stock Transfer & Trust Company is acting as exchange agent for the reverse stock split and will send instructions to any shareholder of record who holds stock certificates regarding the exchange of certificates for the Company’s ordinary shares. Shareholders who hold their shares in brokerage accounts or “street name” are not required to take any action to effect the exchange of their shares following the reverse stock split. Continental Stock Transfer may be reached for questions at (212) 509-4000. Any fractional shares as a result of the reverse stock split will be adjusted upwards.

About Borqs Technologies, Inc.

Borqs Technologies (Nasdaq: BRQS, “Borqs”, or the “Company”) is a global leader in software and products for the IoT, providing customizable, differentiated, and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. Borqs’ unique strengths include its Android Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage, and system performance optimization, suitable for large and low volume customized products, and is also currently in development of 5G products for phones and hotspots.

Website: www.borqs.com.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “forecasts”, “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should”, “estimates” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that compliance with the Nasdaq rule as described herein may be not regained, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

Vice President of Corporate Finance

Borqs Technologies, Inc.

IR@borqs.com

www.borqs.com